UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

HISTOGENICS CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

43358V 109

(CUSIP Number)

Steven L.P. Schwen

Split Rock Partners II, LP

16526 West 78th Street, Suite 504

Eden Prairie, Minnesota 55346

(952) 995-7460

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Amy E. Culbert

Fox Rothschild LLP

Campbell Mithun Tower – Suite 2000

222 South Ninth Street

Minneapolis, Minnesota  55402

(612) 607-7000

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 43358V 109		SCHEDULE 13D

1	Name of Reporting Persons: Split Rock Partners II, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,390,844 (1)(2)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 1,390,844 (1)(2)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,390,844 (1)(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.2%

14	Type of Reporting Person: PN

(1)                                 Voting and investment power over the securities is delegated to Split Rock Partners II Management, LLC (“SRPM II”), the general partner of Split Rock Partners II, LP (“SRP II”). SRPM II has delegated voting and investment decisions to three individuals who require a two-thirds vote to act. Each of SRP and SRPM II disclaims beneficial ownership of the securities except to the extent of any pecuniary interest therein.

(2)                                 These shares are subject to a warrant to purchase shares of common stock.

CUSIP No. 43358V 109		SCHEDULE 13D

1	Name of Reporting Persons: Split Rock Partners II Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,390,844 (1)(2)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 1,390,844 (1)(2)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,390,844 (1)(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.2%

14	Type of Reporting Person: OO

(1)                                 Shares are held by SRP II.  Voting and investment power over the securities is delegated to SRPM II, the general partner of SRP II. SRPM II has delegated voting and investment decisions to three individuals who require a two-thirds vote to act. Each of SRP II and SRPM II disclaims beneficial ownership of the securities except to the extent of any pecuniary interest therein.

(2)                                 These shares are subject to a warrant to purchase shares of common stock.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 12, 2014 and as further amended and supplemented by Amendment No. 1 to Schedule 13D filed with the SEC on October 6, 2016 and Amendment No. 2 to Schedule 13D filed with the SEC on February 2, 2017 (collectively, the “Original Amended Statement”), filed on behalf of Split Rock Partners II, LP, a Delaware limited partnership (“SRP II”), and Split Rock Partners Management, LLC, a Delaware limited liability company (“SRPM II”), with respect to shares of common stock, par value $0.01 per share (the “Common Stock”) and warrants to purchase Common Stock (the “Common Stock Warrants”) of Histogenics Corporation, a Delaware corporation (the “Company”), whose principal executive offices are located at 830 Winter Street, 3rd Floor, Waltham, Massachusetts 02451. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Original Amended Statement. From and after the date hereof, all references in the Original Amended Statement to the Original Amended Statement or terms of similar import shall be deemed to refer to the Original Amended Statement as amended and supplemented by this Amendment No. 3.

SRP II and SRPM II are collectively referred to as the “Reporting Persons.”  SRPM II is the general partner of SRP II.

Item 5.                            Interest in Securities of the Issuer.

Item 5 of the Original Amended Statement is amended and supplemented by adding the following information to Item 5:

(a)                                 As of December 31, 2018, each of the Reporting Persons beneficially owned 1,390,844 shares of Common Stock issuable upon exercise of warrants held by the Reporting Persons, which represents 2.2% of the outstanding shares of Common Stock of the Company. This percentage is based upon 62,025,398 shares of Common Stock represented to be outstanding by the Company on its most recently filed quarterly report on Form 10-Q for the period ended September 30, 2018.

(c)                                  From December 27, 2018 to December 31, 2018, the Reporting Persons made the following open market sales of Common Stock of the Company during the past 60 days:

Trade Date	Number of Shares Sold	Price per Share		Where and How Transaction Effected
12/27/2018	945,732	$0.105266	(1)	Open Market Sale
12/28/2018	1,503,234	$0.094812	(1)	Open Market Sale
12/31/2018	326,572	$0.088663	(1)	Open Market Sale

(1)                                 The price reported are weighted average prices. These shares were sold in multiple transactions at prices ranging from $0.08 to $0.122, inclusive.  The Reporting Persons undertake to provide to Histogenics Corporation, any security holder of Histogenics Corporation, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote (1).

(e)                                  As a result of the sales made from December 27, 2018 to December 31, 2018 described above, the Reporting Persons no longer beneficially own 5% of the outstanding shares of Common Stock of the Company.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 3, 2019

SPLIT ROCK PARTNERS II, LP, a Delaware limited partnership

By: SPLIT ROCK PARTNERS II MANAGEMENT, LLC,
a Delaware limited liability company
Its: General Partner

	By:	/s/ Steven L.P. Schwen
	Name:	Steven L.P. Schwen
	Title:	Authorized Representative

SPLIT ROCK PARTNERS II MANAGEMENT, LLC,
a Delaware limited liability company

	By:	/s/ Steven L.P. Schwen
	Name:	Steven L.P. Schwen
	Title:	Authorized Representative